January 6, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Erin Wilson

Re:	Signal Genetics LLC
Supplemental Materials submitted in connection with Draft Registration Statement on Form S-1
Confidentially Submitted November 12, 2013 and resubmitted December 30, 2013
CIK No. 0001590750

Dear Ms. Wilson:

On behalf of our client, Signal Genetics LLC (the “Company”), enclosed please find the supplemental materials referenced in the Form S-1 (in the order they appear in the Form S-1). The Company respectfully requests that the Staff treat these materials as confidential and return them to the Company after it has completed its review pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

We also request that the Commission not disclose this confidential information in response to any request under the Freedom of Information Act. Please promptly inform the undersigned of any request made pursuant to the Freedom of Information Act so that we may substantiate our request for confidential treatment in accordance with Rule 83.

Please do not hesitate to call the undersigned at (212) 549-0380.

Sincerely,

/s/ Daniel I. Goldberg

Daniel I. Goldberg

cc. Sam Riccitelli, President and CEO of Signal Genetics, LLC, via email (w/o attachments)